EXHIBIT 12

FLUOR CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)

						Nine
						Months
						Ended
						Sept 30
	1998	1999	2000	2001	2002	2003

Earnings from continuing operations before income taxes	$193,838	$88,674	$164,287	$185,320	$260,524	$191,807
Add (subtract)
Equity in earnings from less than 50% owned persons, net of distributions	(8,090)	(5,776)	220	6,408	(3,529)	(149)
Fixed charges	41,295	44,631	53,090	50,502	35,399	27,851

Total	$227,043	$127,529	$217,597	$242,230	$292,394	$219,509

Fixed charges
Interest expense	$13,120	$18,972	$26,315	$25,011	$8,925	$7,995
Portion of rental expense representative of interest factor	28,175	25,659	26,775	25,491	26,474	19,856

Total fixed charges (1)	$41,295	$44,631	$53,090	$50,502	$35,399	$27,851

Ratio of earnings to fixed charges (1)	5.50	2.86	4.10	4.80	8.26	7.88

(1)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of earnings from continuing operations before provision for income taxes plus fixed charges less equity in earnings from less than 50% owned persons, net of distributions. “Fixed charges” consist of interest and approximately one-third of rental expense.